

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 7, 2016

<u>Via E-mail</u>
Christopher G. Treece
Executive Vice President, Chief Financial Officer and Secretary
Guaranty Bancorp
1331 Seventeenth Street, Suite 200
Denver, CO 80202

> **Re: Guaranty Bancorp**
> **Registration Statement on Form S-4**
> **Filed May 12, 2016**
> **File No. 333-211330**

Dear Mr. Treece:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   Please disclose the approximate dollar amount per share of the transaction and the total merger consideration. Please make corresponding revisions throughout your prospectus.

2.   Please disclose that both you and Home State have termination rights based on the average closing price of your common stock, unless the other party elects to increase or decrease, as applicable, the stock component of the merger consideration. Please also disclose the effect of these provisions, e.g. maintaining the value of stock consideration offered within a specific range.

3.   Please disclose your share price on the date immediately before the merger agreement was announced and as of the latest practicable date.

4.   Please disclose Home State's Tangible Book Value, as defined in the Merger Agreement, as of a recent date.

5.   Please revise the third paragraph to briefly discuss the S Corporation adjustment and cross-reference both the tangible book value and S Corporation issues to the Summary section.

Questions and Answers about the Merger and the Special Meetings

What will Home State Shareholders receive in the merger?, page 5

6.   Please provide examples demonstrating how the merger consideration would be calculated assuming different scenarios, e.g., when Guaranty price is at $16.07 and when at $19.28. Please make corresponding revisions in the Summary and throughout your prospectus.

7.   Please explain and quantify the impact of KSOP's repayment of a loan provided by Home State on the merger consideration, tangible book value of Home State and the S Corporation escrow. Please make corresponding revisions throughout your prospectus.

Summary

Merger Consideration, page 14

8.   Please revise to include tabular disclosure of the merger consideration using the prices to be disclosed in the Q&A above. In addition, disclose Home State's tangible book value at March 31, 2016 and its components. In addition, disclose the portion of the merger consideration that may be placed into escrow for a period of time after the closing of the merger. Please also disclose that there is a possibility of an increase in the merger consideration if amounts remain in the escrow account after the occurrence of certain events. Please also disclose whether or not you have submitted a request seeking a private letter ruling, as well as how the funds in the escrow account will be distributed, who will determine whether an adjustment to the account should take place, and the amount of time the funds are anticipated to be in escrow.

Opinions of Financial Advisors

Opinion of Home State's Financial Advisor, page 16

9.   We note the limitation on reliance by shareholders in the fairness opinion provided by Sheshunoff & Co. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Sheshunoff's belief that shareholders cannot rely upon the opinion to support any claims against Sheshunoff

arising under applicable state law (e.g., the inclusion of an express disclaimer in Sheshunoff's engagement letter with Home State). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Sheshunoff would have no effect on the rights and responsibilities of either Sheshunoff or the board of directors under the federal securities laws. Please make corresponding revisions beginning on page 84, if applicable.

10.   Please disclose that Sheshunoff has consented to use of the opinion in your joint proxy statement/prospectus and make corresponding revisions beginning on page 84. Please also direct Sheshunoff to revise its consent, attached as Exhibit 99.2, to expressly state that it consents to the summarization of its opinion in your joint proxy statement/prospectus.

The Merger, page 64

11.   We note your statements that this section is not intended to provide "any factual information" about you or Home State and that this information "can be found elsewhere" in your joint proxy statement/prospectus. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please make corresponding revisions to the first paragraph of your Explanatory Note on page 96.

Opinion of Guaranty's Financial Advisor, page 71

12.   Please disclose the specific financial and operating forecasts and projections prepared by Home State and provided to KBW in conjunction with KBW's fairness opinion.

Interests of Home State and Home State Bank Directors and Executive Officers in the Merger

Employment Agreements, page 90

13.   Please quantify the salary to be paid under the four referenced employment agreements.

Exhibit Index

Exhibit 5.1

14.   Noting your opinion is qualified to assume shareholders approve the increase in your
        authorized shares, please confirm an unqualified opinion will be filed after the Guaranty
        shareholders vote.

Exhibit 8.1

15.   Please direct counsel to delete its assumption that the merger will qualify as a statutory
        merger under the respective laws of each state. We also note that this opinion is provided
        in "short-form." Please direct counsel to revise its opinion to make clear that the
        disclosure of the material tax consequences of the merger transaction in the prospectus
        represents the opinion of counsel. For guidance, please refer to Sections III.B.2 and
        III.C.3 of Staff Legal Bulletin No. 19, which is available on our website.

Exhibit 8.2

16.   Please direct counsel to delete its assumption that the merger will qualify as a statutory
        state law merger under the laws of the State of Delaware and the State of Colorado, as
        well as the last sentence in its penultimate paragraph. Please also direct counsel to
        exclude Home State Bancorp from its assumption concerning the requisite power and
        authority of parties to execute, deliver and perform their respective obligations. We also
        note that this opinion is provided in "short-form." Please direct counsel to revise its
        opinion to make clear that the disclosure of the material tax consequences of the merger
        transaction in the prospectus represents the opinion of counsel. Please refer to Sections
        III.B.2, III.C.3, and III.D.1 of Staff Legal Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

 •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Christian E. Otteson, Esq.